# SHEARMAN & STERLING

FAX: (44 20) 7655-5500

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WRITER'S DIRECT NUMBER:

+44-(0)20-7655-5558

February 4, 2002

**VIA EDGAR**
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Novartis AG**
**Current Report on Form 6-K (Commission File No. 1-15024)**

Ladies and Gentlemen:

On behalf of Novartis AG, please find enclosed a copy of a Report on Form 6-K dated February 4, 2002, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) any of James M. Bartos, Louis Lehot or the undersigned in our London office at (44-207) 655-5000.

Very truly yours,

Eurydice Goulet
Legal Assistant

Enclosure

cc:    New York Stock Exchange (Listed Securities Library)
George Miller (Novartis AG)
James M. Bartos (Shearman & Sterling)
Louis Lehot (Shearman & Sterling)

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


**FORM 6-K**


**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**


**Report on Form 6-K dated February 4, 2002**


**Novartis AG**
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.


Form 20-F <u>X</u>     Form 40-F <u> </u>

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes <u> </u>     No <u>X</u>


**Enclosure:     Release dated February 4, 2002: "Novartis to divest non-core Health and
Functional Food business with annual sales of about CHF 850 million"**

Investor Relations

**Novartis International AG**
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax + 41 61 324 8844
Internet Address:
http://www.novartis.com



## - Investor Relations Release -

**Novartis to divest non-core Health and Functional Food business with annual sales of about CHF 850 million**

- *Intensified focus on core healthcare business*

- *Consumer Health adopts new business unit structure to achieve sharper focus, implement growth strategies in key markets and promote entrepreneurial spirit*

- *Nutrition brands Ovaltine, Isostar and Céréal up for sale*

Basel, 4 February 2002 - Novartis today announced the intention of its Consumer Health Sector to divest its Health and Functional Food (H&FF) business, furthering the Group's strategic focus on healthcare with Pharmaceuticals at the core. The Consumer Health Sector has been aligned into six global businesses: OTC (over-the-counter medicines), Infant and Baby (including Gerber), CIBA Vision, Animal Health, Medical Nutrition, and until divestment Health and Functional Food. This reorganization will better meet customer needs and strengthen growth initiatives. The divestment of the H&FF business is expected to be completed within 6-12 months.

According to Dr. Daniel Vasella, Chairman and CEO of Novartis, **"**Our strong performance over the past year reflects our strategic focus on our healthcare business. Our Health and Functional Food brands are strong and well established, and we believe their growth can be accelerated in companies where there is a good strategic fit. The realignment of our Consumer Health activities into business units will increase our customer focus, allow rapid decision making, and create entrepreneurial opportunities to stimulate further growth.**"**

The H&FF business consists of three groups of brands, which had combined 2001 sales of approximately CHF 850 million:

- **Food & Beverages**, including: *Ovaltine, Caotina, Lacovo*
- **Health Food & Slimming**, comprising: *Céréal, Gerblé, Gerlinéa, Modifast, Dietisa, Pesoforma, Lecinova, Milical*
- **Sports Nutrition**, including: *Isostar, Powerplay, Mineralplus*

Dr. Paul Choffat, the newly appointed Head of Novartis Consumer Health, commented: **"**The new organization of Novartis Consumer Health into business units will center our business activities on brands and customer needs, replacing the regional emphasis and providing greater flexibility to adapt to the fast-paced, global marketplace.**"**

Novartis has commissioned Credit Suisse First Boston (London) as an adviser to coordinate the divestment process.

Further details of today's announcement will be presented at Novartis' 2001 Financial Results Conference in Basel starting at 10.00h (Swiss time) this coming Thursday, 7 February 2002.

The foregoing press release contains forward-looking statements which can be identified by terminology such as "achieve," "implement," "promote," "intention," "is expected," "believe," "will", "with the aim of," "potentially" or similar expressions. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of those factors include uncertainty in our ability to identify the most appropriate buyer for the H&FF business, delays and uncertainty in normally found in comparable transactions, and other factors are discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis Consumer Health (NCH) manufactures, develops and markets a wide range of branded products, designed to restore, maintain or improve consumer and animal health. The NCH business includes OTC (over-the-counter medicines), Infant and Baby (including Gerber), CIBA Vision, Animal Health, and Medical Nutrition, and - until divestment - Health and Functional Food.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF 29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

# # #

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Novartis AG**

Date:  February 4, 2002

By: /s/ RAYMUND BREU

Name:  Raymund Breu
Title:   Chief Financial Officer